UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Entry into Material Agreements

On June 12, 2026, Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (the “SPA”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis (the “Offering”), of an aggregate of (i) 1,133,332 Class A ordinary shares (the “Class A Ordinary Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of up to 200,000 Class A Ordinary Shares, at a combined purchase price of $1.50 per Class A Ordinary Share and Pre-Funded Warrant. The Pre-Funded Warrants will be exercisable immediately after issuance and from time to time, in whole or in part, at an exercise price equal to $0.00001 per Class A Ordinary Share, and will expire when exercised in full.

The Company received gross proceeds of approximately $2.0 million from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering closed on June 15, 2026.

The SPA contains customary representations, warranties, covenants, and closing conditions, as well as certain indemnification and other provisions.

The securities in the Offering were offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-295090) previously filed with the U.S. Securities and Exchange Commission and declared effective on June 8, 2026. The Offering was made only by means of a prospectus that forms a part of such registration statement. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BYAH.”

In connection with the Offering, the Company entered into a placement agency agreement (the “PAA”) dated June 12, 2026, with D. Boral Capital LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as the “best efforts” sole placement agent for the Offering. As compensation to the Placement Agent, the Company paid the Placement Agent a cash success fee equal to 8.0% of the aggregate gross proceeds received by the Company from the Offering, plus combined non-accountable and out-of-pocket expenses capped at $70,000 (blue-sky and FINRA filing fees excluded), payable whether or not the Offering closes. The PAA contains customary representations, warranties, agreements, and conditions to closing, as well as indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and termination provisions.

The foregoing descriptions of the material terms of the PAA, the SPA, and the Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed as Exhibits 10.1, 10.2, and 4.1, respectively, to this Form 6-K and are incorporated herein by reference.

On June 12, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On June 15, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

The information furnished in Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
10.1	Placement Agency Agreement, dated June 12, 2026, by and between Park Ha Biological Technology Co., Ltd. and D. Boral Capital LLC
10.2	Form of Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

This Report on Form 6-K, including the exhibits hereto (other than Exhibit 99.1), shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-295090) and any related prospectus or prospectus supplement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: June 15, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer

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